Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES EXPANSION INTO GERMANY THROUGH ACQUISITION OF 95% OF DB SWDIREKT

TORONTO, ONTARIO – December 12, 2016 - Just Energy Group Inc., a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it plans to enter the German retail energy market through the acquisition of db swdirekt GmbH (“SWDirekt”). SWDirekt is a provider of natural gas and power to consumers in Germany.

Just Energy has acquired 95 percent of the issued and outstanding shares of SWDirekt for €3,350,000, subject to customary closing adjustments. Additional terms of the deal include a €1,600,000 payment upon the achievement of sales targets, and an earn-out of 5 percent of cumulative positive EBITDA in each fiscal year up to a maximum aggregate earn-out payment of €25,000,000.

Deborah Merril, Co-CEO of Just Energy, said: “This exciting acquisition provides Just Energy immediate access to the largest energy market in continental Europe, accelerating our market entry substantially while also adding a talented local team in Germany to facilitate our growth. We are confident in our ability to combine our core competencies, experience, and depth of product offering with the local expertise and leadership of SWDirekt as we seek access to over 50 million gas and power meters in Germany.    In line with our growth strategy, we believe we can continue to disrupt the utility markets with new channels and products while creating strong residential and commercial customer relationships. In addition, this acquisition provides Just Energy with an entry point into other attractive continental European markets where we see tremendous opportunities to grow our platform.”

Rebecca MacDonald, Executive Chair of Just Energy, added: “This is an exciting time for Just Energy. In a relatively short period of time, our management team has successfully executed a global enterprise strategy that has resulted in a much stronger Company. These actions are consistent with the Company’s plan to aggressively pursue profitable growth as it seeks to become the world’s leading global energy management solutions provider. The Board of Directors and I fully support management’s strategy and believe Just Energy’s best days are still ahead.”

Dietmar Schott, Managing Director of SWDirekt, stated “In combining our knowledge of the German market with Just Energy’s innovative product mix and proven risk management expertise, we look forward being able to make a real impact in the German energy market.”

SWDirekt was established by Mr. Schott in Hamburg, Germany in early 2016 to provide natural gas and power to consumers in Germany. Just Energy is also partnering with the sales channel db swpro as part of the acquisition.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the risk that the businesses of Just Energy and SWDirekt will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully realized or will take longer to realize than expected; general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com